Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Hego AB

We consent to the incorporation by reference in the Registration Statements1 and in the related Prospectuses of Chyron Corporation, of our report dated February 28, 2013, with respect to the consolidated balance sheets of Hego Aktiebolag as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2012 which report appears in Chyron Corporation's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May29, 2013.

Stockholm May 29, 2013

KPMG AB

/s/ Duane J. Swanson

Duane J. Swanson

1 Registration Statements and in the related Prospectuses is defined as the following:
Registration statements and prospectuses on (Form S-8 Nos. 333-01861, [333-40373, 333-50927, 333-101220, 333-126144, 333-146759,] 333-152205 and 333-167086).